Exhibit 20(a)

                        GYRODYNE COMPANY OF AMERICA, INC.
                                 102 FLOWERFIELD
                               ST. JAMES NY 11780
                     TEL: (631) 584-5400 FAX: (631) 584-7075

January 08, 2002

To our Shareholders:

In an effort to keep you informed as to current events and the status of recent announcements, we are forwarding this update which is in part an excerpt from our Message to Shareholders from the soon to be released 2001 Annual Report.

Subsequent to the close of business for the fiscal year in July of 2001, a major shareholder filed an amended Form 13-D with the Securities and Exchange Commission. The filing outlined the K Capital Partners, LLC proposal to acquire all of the outstanding shares of Gyrodyne at a price of $19.00 per share along with providing for the issuance of bonds with a higher future value. This proposal was amended by K Capital on August 8, 2001 to reflect the removal of the issuance of bonds but added a requirement that the Board of Directors waive certain provisions of the New York Business Corporation law which were enacted to provide various shareholder protections. The Board determined that the waiving of such provisions was in direct conflict with their responsibility to shareholders and in addition to finding the per share offer inadequate, rejected K Capital's proposal. Dialogue has continued between the two parties but no new reportable developments have occurred at this writing.

The Company's most significant asset, the 326 acre Flowerfield property located on the North Shore of Long Island remains the focal point of attention by management and the Board of Directors. There are approximately 275 acres of vacant land available for development with the balance currently used to house the industrial park tenants.

The Company continues to explore opportunities to achieve the recognition of maximum shareholder value through various scenarios including but not limited to joint ventures, sales or development of Flowerfield acreage, or the sale of the Company itself.

Evaluations of the Flowerfield property based on achieving several "highest and best use" scenarios have confirmed the need to accomplish a change of zone from its present light industrial classification. Financial analysis, prepared by the Company's investment bankers, also concludes that shareholder value can best be enhanced by pursuing development of the property while continuing to explore the scenarios mentioned above; the theory here being that the value of Flowerfield grows significantly as development entitlements appear to be in sight or are actually obtained.

Toward that end, the Company has entered into an initial agreement with Landmark National, a Maryland based firm, to prepare a proposal and feasibility plan for a world-class golf course community with appropriate single and/or multi family housing at Flowerfield. Compared with other development alternatives the golf course community, if properly implemented, combines high ultimate value and low environmental impact with community acceptability. Landmark has been selected for the project based on its proven track record for design and development of similar communities throughout the United States and has had five courses ranked by Golf Digest to be among the top one hundred golf courses in America and in the world. Among some of the more notable Landmark projects are La Quinta Golf and Tennis Resort, Mission Hills Country Club, PGA West and Carmel Valley Ranch, all in California; The Ocean Course at Kiawah Island, South Carolina; The Palm Beach Polo and Country Club in Florida, and numerous others. Landmark courses have been the chosen venue for various professional tour events such as the PGA Championship and the Ryder Cup matches.

Their plan, which will include conceptual design criteria and pro forma financial projections should be completed by early spring of 2002. If the plan is accepted and approved by management and the Board of Directors, the Company will move forward with Landmark and other professionals to prepare and file an application to rezone the property in accordance with the development plan.

Management believes that the Company's liquidity is sufficient to maintain existing operations and to service its current debt obligations but may need to be enhanced to internally fund these development costs through the rezoning process. To accomplish this, the sale of certain acreage at Flowerfield, not needed for the cited golf course community, is under consideration. This would provide Gyrodyne with capital to fund the project and possibly pave the way for the introduction of a stock redemption program for shareholders seeking liquidity.

As stated earlier, the Company will continue to entertain good faith offers, that are not subject to subdivision approvals, from qualified parties for the acquisition or merger of Gyrodyne during the process described above. It is our position that embarking on this program can only have beneficial results. These past two years have demonstrated that the overwhelming majority of prospective, qualified developers and investors require that zoning be in place for the intended improvements and that absent those development entitlements, proposals to acquire the Company or the Flowerfield property have been at deep discounts to estimated value.

We remain committed to representing the best interest of our shareholders and achieving the maximum value and return on your investment in Gyrodyne.

Sincerely,


/s/ Stephen V. Maroney

Stephen V. Maroney
President & Chief Executive Officer